B2 Health, Inc.

7750 N. Union Blvd. Suite 201

Colorado Springs, CO  80920

March 3, 2008

Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Re:

B2 Health, Inc.

Form Type:  RW

(File No. 333- 145999), filed February 25, 2008

Ladies and Gentlemen:

Please be advised that B2 Health, Inc. (the “Company”) hereby requests withdrawal of its Form RW (accession No. 0001011034-08-000035), as it was filed in error.

Very truly yours,

B2 Health, Inc.

By:

/s/ John Quam__

John Quam, President